OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response. . . 12.00

04003409

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8 – 39048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prager, Sealy & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco   California   94111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

David R. Porter   (415) 403-1900
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street   San Francisco   California   94105
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 1 2004
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PRAGER, SEALY & CO., LLC

(SEC I.D. No. 8-39048)

Statement of Financial Condition as of December 31, 2003,
Independent Auditors' Report and Supplemental Report on
Internal Control

SEC MAIL PROCESSING
RECEIVED
MAR 1 2004
WASH. D.C. 180 SECTION

.PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of PRAGER, SEALY & CO., LLC, as of December 31, 2003, is true and correct. We further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Director Member/
Executive Principal
_____
Title

_____
Signature

Director Member/
Financial Operations Principal
_____
Title

_____
Notary Public

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Members of
Prager, Sealy & Co., LLC:

We have audited the accompanying statement of financial condition of Prager, Sealy & Co., LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prager, Sealy & Co., LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

Deloitte
Touche
Tohmatsu

PRAGER, SEALY & CO., LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and equivalents:		
Cash (Note 1)	$	794,370
Funds on deposit with clearing broker-dealer (Note 1)		11,455,602
Total cash and equivalents		12,249,972
Securities owned (Notes 1 and 2)		19,443,239
Receivables from brokers and dealers		410,798
Other receivables and deposits (Note 5)		3,637,119
Office facilities and equipment (net of accumulated depreciation of $945,743) (Notes 1 and 3)		508,673
TOTAL	$	36,249,801

LIABILITIES AND MEMBERS' CAPITAL

Payable to clearing broker-dealer (Note 10)	$	15,745,300
Accounts payable and accrued expenses (Note 5)		13,400,739
Total liabilities		29,146,039
Members' capital (Notes 4 and 6):		
Managing member		184,590
Limited members		6,919,172
Total members' capital		7,103,762
TOTAL	$	36,249,801

See notes to statement of financial condition.

PRAGER, SEALY & CO., LLC

Notes to Statement of Financial Condition
December 31, 2003

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—PRAGER, SEALY & CO., LLC, (as of January 1, 2003—formerly Prager, McCarthy & Sealy, LLC) a California Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, and Great Falls, Virginia. Effective February 1, 1994, the general partners of the Firm converted their interest as general partners to limited partnership interests in the Firm. On January 1, 1999 the partners of the Firm converted their interest into a Delaware Limited Liability Company. The sole managing member of the Firm is Prager, McCarthy & Sealy, Inc., a Delaware Corporation.

Security transactions are executed and carried by an independent broker-dealer on a fully-disclosed basis. Transactions gains and losses are recorded on a trade date basis.

Cash and Equivalents—The Firm considers all highly liquid investments with an original maturity of three months or less and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents. Funds on deposit includes amounts receivable and payable for securities transactions that have not reached their contractual settlement date and are recorded net on the statement of financial condition.

Securities owned are stated at market value, which is determined by quoted market prices, recent transactions, and comparable financial instrument values.

Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Income Taxes—The income of the Firm is reportable by the individual members on their respective income tax returns. Accordingly, no provision for income taxes is included in the accompanying statement of financial condition.

Estimated Fair Value of Financial Instruments—The Firm considers the amounts presented for financial instruments on the statement of financial condition, including securities owned and cash equivalents, to be reasonable estimates of fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This

interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Firm adopted the disclosure requirements on December 31, 2002 and adopted the recognition requirements effective January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Firm's financial position.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The Firm will adopt the provisions of this statement on January 1, 2004. Upon adoption, the Firm will be required to reclassify a significant portion of its members' capital as a liability, due to certain provisions of the limited liability company agreement. Based on a letter dated February 19, 2004 from the SEC to the Securities Industry Association (SEC Letter), the Firm believes that the reclassification of the members' capital to a liability in accordance with SFAS No. 150 will not have an impact on the Firm's computation of regulatory net capital through December 31, 2004. The Firm has notified its designated authority of its intent to follow the SEC Letter. Firm management is currently attempting to restructure its limited liability company agreement during 2004 to allow its members' capital to be classified as equity under SFAS No. 150. Therefore, the Firm currently does not expect the adoption of SFAS No. 150 to have a material impact on the Firm's financial position or results of operations.

2. **SECURITIES OWNED**

Securities owned consist of the following at December 31, 2003:

U.S. government securities	$ 499,171
Municipal securities	18,944,068
	$ 19,443,239

3. **OFFICE FACILITIES AND EQUIPMENT**

Office facilities and equipment consist of the following at December 31, 2003:

Computerized office equipment	$ 291,100
Computer software	206,483
Furniture, fixtures and equipment	534,455
Leasehold improvements	422,378
	1,454,416
Less accumulated depreciation	(945,743)
Office facilities and equipment, net	$ 508,673

4. **MEMBERS' CAPITAL**

Under the limited liability company agreement, capital contributions of U.S. Government securities from certain limited members (approximately $500,000 of face value) are maintained to provide sufficient

regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members upon six months prior written notice. Income earned from the securities is to be paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between limited and managing members on a pro-rata ownership basis. Allocations of net losses are made first to the managing member, then to limited members on a pro-rata ownership basis.

5. RELATED PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs functions relating to the management of the Firm. Fees are charged to the Firm for such services. The Firm pays interest to the managing member under an arrangement whereby the managing member funded the capital requirements of the Firm

The Firm leases certain office space from the managing member under a ten year lease agreement which expires on June 30, 2004.

Included in accounts payable and accrued expenses at December 31, 2003 is $2,277,082 due to the managing member, representing unpaid management fees.

Included in other receivables and deposits at December 31, 2003 is $1,061,049 due from the managing member, representing non-interest bearing advances made by the Firm to the managing member. Such advances are repaid at the discretion of the managing member.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2003, the Firm's regulatory net capital was $2,249,277, which was $1,999,277 in excess of the required net capital.

7. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) salary reduction plan, which became effective February 1, 1990. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits.

8. LEASE ARRANGMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through February 2010. Future annual payments under these arrangements, including the lease agreement with the managing member discussed in Note 5, are as follows:

2004	$	472,200
2005		335,400
2006		340,500
2007		318,000
2008		332,600
Thereafter		349,000
Total	$	2,147,700

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firm's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2003, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised us are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Firm's financial position.

10. LINE OF CREDIT

The Firm maintains a line of credit with its fully-disclosed clearing broker in the amount of $50 million for the purpose of financing its securities owned. Interest on this facility is at the federal funds rate plus 3/4%, which equated to 1.75% at December 31, 2003. The average daily outstanding balance on this line during the year ended December 31, 2003 was approximately $15,232,590. There was an outstanding balance of $15,745,300 on December 31, 2003.

The Firm also has a line of credit of $500,000 with a local bank under which it may borrow from time to time at the prime rate plus 1-1/4%, which equated to 5.25% at December 31, 2003. The Firm had an average outstanding balance of approximately $120,548 on this line of credit during the year ended December 31, 2003. There were no borrowings outstanding as of December 31, 2003 under this facility.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to non-performance by its customers. The Firm seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for

the Firm to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Firm may sell securities which it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of December 31, 2003 totaled approximately $42,195,000. These underwritings have prior commitments from purchasers to buy substantially all of the bonds being issued. In the opinion of management, the settlement of these transactions did not have a material effect on the Firm's financial position.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2003 there were commitments to buy such futures contracts with a notional face value of approximately $3,000,000, with a market value receivable totaling approximately $6,094, which is recorded in receivables from brokers and dealers.

12. SUBSEQUENT EVENT

On February 10, 2004, the Firm entered into a new line of credit of $5,000,000 with a local bank under which it may borrow from time to time at the prime rate, which was 4.00% at the time the new agreement was entered.

* * * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

February 25, 2004

To the Members of
Prager, Sealy & Co., LLC:

In planning and performing our audit of the financial statements of Prager, Sealy & Co., LLC (formerly Prager, McCarthy & Sealy, LLC) (the "Firm") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements



Deloitte
Touche
Tohmatsu

caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP